VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

November 30, 2011

Re:	Novelos Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-175284)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) the undersigned, as underwriter, joins with the request of Novelos Therapeutics, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:30 p.m., Eastern time, on Wednesday, November 30, 2011, or as soon as practicable thereafter.

Pursuant to Rule 418(a)(7) and Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between October 4, 2011 and November 09, 2011, 207 copies of the Preliminary Prospectus, dated October 4, 2011 have been distributed as follows:

Sent to Underwriters: 0
Sent to Dealers: 0
Sent to Institutional Investors: 207
Sent to Others: 0
Total: 207

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, RODMAN & RENSHAW, LLC

By:	/s/ John Borer
Name: John Borer
Title: Head of Investment Banking

Rodman & Renshaw, LLC  1251 Avenue of the Americas, 20th Floor, New York, NY 10020
Tel: 212 356 0500  Fax: 212 581 5690  www.rodm.com  Member: FINRA, SIPC